

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2014

<u>Via E-mail</u>
Dong Yu
Chief Executive Officer
Bona Film Group Limited
18/F, Tower 1, U-town Office Building
No. 1 San Feng Bei Li, Chaoyang District
Beijing 100020, People's Republic of China

> **Re: Bona Film Group Limited**
> **Registration Statement on Form F-3**
> **Filed April 22, 2014**
> **File No. 333-195426**

Dear Mr. Yu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page of Registration Statement</u>

1. We note that you or any selling shareholder may offer securities pursuant to this registration statement. Please revise your fee table and the disclosure throughout your prospectus to also include the number of securities registered for resale and to separately list each selling security holder and the number of securities each is offering for resale. We note that you may not rely on Rule 430B(b) to omit this information, because you are not eligible to register the resale of your securities in reliance on Instruction I.B.1 to Form F-3.

2. Your registration fee should be based on Rule 457(a) rather than Rule 457(o). See Instruction II.C. to Form F-3. Please revise.

Exhibit 5.1

3. Please have counsel revise the opinion of Conyers Dill & Pearman to remove subparagraphs (d),(f),(h) and (l), since each of these subparagraphs contains an assumption that undermines the legal conclusion stated in the opinion. For the same reason, please revise to remove the portion of subparagraph (i) that states your assumption that the issuance of the securities will not violate the Memorandum and Articles of Association or any applicable law. We note that counsel is rendering an opinion under Cayman Islands law. Also confirm that you will file a clean opinion prior to any takedown of the securities pursuant to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act Rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Griffith at 202-551-3267 or me at 202-551-3642 with any questions you may have.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Amy Xu
Bona Film Group Limited
Chris Lin
Simpson Thacher & Bartlett LLP